

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Keith Marshall
General Counsel
Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

      Re: Otis Gallery LLC
          Post-Qualification Amendment No. 25 to Form 1-A
          Filed October 28, 2021
          File No. 024-10951

Dear Mr. Marshall:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 25 to Form 1-A

Description of Business
Liquidity Platform, page 75

1.   On page 75, you disclose that your Liquidity Platform "enables investors to buy and sell their holdings via the PPEX ATS," and that the Liquidity Platform "serves as the user interface through which interest holders and prospective secondary purchasers submit orders to buy or sell interests in a series of our company." As the Liquidity Platform appears to provide a market place for bringing together purchasers and sellers of securities, please tell us why you would not fall within the definition of an exchange under Section 3(a)(1) of the Exchange Act and Rule 3b-16(a) thereunder. In your response, please describe how the Liquidity Platform enables the making of a secondary market in your securities; for example, by quoting prices.

2. You also indicate on page 75 that "the Liquidity Platform functions to deliver information to investors, the Broker and the PPEX ATS, and display information to investors." Please describe what information is delivered and displayed to investors, the Broker, and the PPEX ATS, the manner in which it is displayed, and who is displaying it (i.e., the Liquidity Platform or PPEX ATS). Please explain the circumstances under which an order or paired orders are sent to the PPEX ATS and if orders are maintained within the Liquidity Platform. Please explain how, if at all, an investor, for example, may submit an order to the PPEX ATS without using the Liquidity Platform.

3. You indicate on page 75 that "[a]ll rules for the Liquidity Platform are set in conjunction with the Broker and North Capital Private Securities within the parameters of the applicable regulatory requirements and the PPEX ATS." Please identify and explain the rules that are set in conjunction with the Broker and North Capital and how such rules apply to investors use of the Liquidity Platform, Broker, and PPEX and their trading of your securities.

4. In addition, you indicate on page 75 that "[t]he Otis Platform merely acts as a user interface to facilitate the functionality of the PPEX ATS." Please describe how the Liquidity Platform facilitates the functionality of the PPEX ATS.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services